NRSRO Exhibit #1, Performance Measurement Statistics

September 30, 2015

Overview

An Egan-Jones Ratings Co. (EJR) credit rating gives its opinion of the creditworthiness of an obligor, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). Where appropriate, it takes into consideration the creditworthiness of guarantors, insurers or other forms of credit enhancement, and takes into account the currency in which obligations are denominated. An EJR credit rating is not a recommendation to purchase, sell, or hold a financial obligation. EJR's credit ratings are based on information obtained by Egan-Jones from other sources it considers to be reliable.

EJR is a "Nationally Recognized Statistical Ratings Organization" (NRSRO) for its ratings of general corporate, financial institution and insurance sector firms. EJR does not have NRSRO status for its sovereign ratings and structured finance ratings.

EJR's credit ratings are based on the likelihood of payment, capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation, the nature of and provisions of the obligation, the protection afforded by and relative position of the obligation in the event of bankruptcy, reorganization or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

EJR's credit ratings are expressed in terms of default risk and pertain to the senior obligations of an entity. When junior obligations are rated, they are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy. Such differentiations appear when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.

Egan-Jones does not perform an audit in connection with any credit rating and may rely on unaudited financial information.

Credit Rating Types

Commercial Paper or Short-term Ratings: "Commercial Paper" or "Short-term" ratings are assigned to those obligations considered short-term in their relevant market. In the U.S., for example, that means obligations with an original maturity of no more than 365 days (including commercial paper). Short-term ratings are also used to indicate the creditworthiness of an obligor with respect to "put" features on long-term obligations. Such cases result in a dual rating in which the short-term rating addresses the inherent 365-day "put" feature, in addition to the usual long-term rating. The short-term ratings are derived from the current senior rating adjusted for short-term debt net of cash compared to market capitalization. If the "net" short-term debt is minimal compared to the issuer's market capitalization, the short-term rating is adjusted upwards to reflect the belief that the risk is reduced. Medium-term notes are assigned long-term ratings.

Long-term Ratings: In regard to long-term ratings, EJR's "current" rating for long-term obligations indicates EJR's opinion of credit quality over the next 6 to 12 months while EJR's "projected" rating applies for longer periods. Where there may be a major corporate event -- such as a merger, acquisition or share repurchase, the projected rating applies in part to credit quality after the event. For example, if an obligor is currently rated "BBB" and post-merger might be rated "A," EJR's projected rating might be rated at "A-" to reflect the possibility that the transaction does not close. If EJR's certainty regarding future events is particularly low, EJR reflects that higher level of uncertainty by not issuing a projected rating.

EJR derives its "watch" assignments from the difference between the current and projected ratings. No difference between the two is reflected in a "stable" watch. A higher projected rating results in a "positive" or "POS" watch. A lower projected rating results in a "negative" or "NEG" watch. The absence of a projected rating results in a "developing" or "DEV" watch. The addition of a POS or NEG is at the discretion of the analyst or Rating Committee and usually results from the direction the rate is moving within the peer group. It's a projection and has no numeric value.

EJR "local" and "foreign" currency ratings pertain solely to non-NRSRO sovereign and structured finance ratings where cross-border holdings are more common.

Egan-Jones Ratings Company

Providing Timely, Accurate Credit Ratings To Institutional Investors

Rating Processes, Procedures and Policies

EJR follows standardized procedures for conducting analysis and rating committees. What follows summarizes EJR's credit rating processes, procedures and policies.

Proprietary Models: EJR uses proprietary models to obtain preliminary assessments of issuer credit quality. EJR uses the same model, but applying different "industry credit ratios" for its corporate, financial institution, and insurance company ratings. For sovereign ratings, the model is not a substantial component in the process for determining the credit rating because numerous qualitative factors are more important. Structured finance ratings use a different model.

Peers: For corporate, financial institutions and insurance ratings, EJR compares issuers to other similar companies or "peers" applying metrics that are relevant for making basic assessments of issuer credit quality. Peer selections reflect judgments about the most comparable firms. If a rating report on an issuer was previously published, the model lists the peers shown in the prior report.   Analysts may revise or select other peers in order to improve peer comparisons or if a particular peer has been acquired or restructured. Peer revisions do not alter the industry credit ratios used in the model. In cases where an issuer has exceptional or unique qualities it may be difficult to identify or select appropriate peers and other expert analysis is used to arrive at a rating.

Information Sources: The first step in the ratings process is to acquire current information about the issuer for publicly-traded issuers. EJR uses financial information from openly available and recognized reliable sources such as Bloomberg, Edgar, and others. EJR's model synthesizes the updated current information about the issuer with EJR's previously compiled data and produces an initial implied rating.

Expertise: EJR analysts then apply their best judgment, based on their expertise and experience, to arrive at a rating. Models alone, while very useful, cannot completely accurately capture current or projected credit quality. EJR's model usually generates projected financial data and "implied ratings." EJR's projections factor in expert qualitative judgments as to the likely future performance of an issuer, and reflect expert estimates based upon publicly available information and current market conditions and trends. The elements of projections include assessments of specific industry conditions and general economic trends, issuer behavior and management actions, the creditworthiness of guarantors, insurers or other credit enhancement, the currencies in which the obligations are denominated, the traditional "5C" factors of credit quality (described below), and major corporate events such as a mergers, acquisitions or share repurchases. In cases where timely and accurate data are not available for an issuer, EJR may make best effort estimates and will note such. Assigning ratings involves EJR forming its expert judgments or views about current and projected credit quality. Thus, there may be differences between the "implied ratings" generated by the model and the final ratings assigned by EJR.

Assessment Criteria: Egan-Jones' rating assessment applies the traditional "5C's" of credit:

- Character – the integrity of management or in the case of sovereigns, leadership, structure, and policy.

- Capacity – cash flow or liquidity for banks.

- Capital – equity cushion and structure.

- Collateral – support and enhancements of credit.

- Condition – economic and business environment conditions.

Of the 5 C's, Character and Conditions are the most subjective; no model can properly capture them. Experience, industry, and market knowledge are key.

Indicative Ratios: Egan-Jones credit analysis reports, other than those dealing with structured finance, utilize ratios as indicators of the following:

(1) The individual credit position of the issuer,

(2) Analysis of credit ratios for various credit quality levels, &

(3) A summary of peer issuers for similar industries and similar market caps.

The implied senior credit rating is derived by comparing the obligor's position for each credit ratio to industry ratios which reflect the current and previous peer ratios. EJR's industry ratios aim to adjust for the cyclicality of particular industries. The credit rating assigned by Egan-Jones reflects its view on future conditions and are not formulaic.

Ratings Review Committee

Egan-Jones ratings undergo additional reviews by EJR's Ratings Review Committee. This committee is made up of three permanent members and one alternate,. The committee meets approximately weekly to review and comment on the ratings released during the prior week. By a majority vote, the committee may decide to override the analyst's assigned current and/or projected ratings. In that event EJR reissues its rating report, usually within a day or two, indicating the review committee instructed a change.Two of the three permanent members of the committee are members of the ratings group. The procedure followed is that the senior member always asks the other two member to comment or vote before expressing his opinion. In instances where a member recuses himself, the alternate will step in for that rating discussion.

In certain prescribed instances, the firm's Review Committee Members may recuse themselves from the review and voting on specific issuers. Generally this is because of a carve-out exception from the Firm's securities and holding policies or the Committee Member prepared the rating. In such cases of a recusal, that recusal is documented in the review committee minutes, reviewed by the DCO, and the Alternate Committee member votes on the post review analysis.

Long-Term Credit Rating Definitions

AAA

An obligation rated 'AAA' has the highest rating assigned by Egan-Jones. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

AA

An obligation rated 'AA' differs from the highest-rated obligations only to a small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

A

An obligation rated 'A' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

BBB

An obligation rated 'BBB' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

BB, B, CCC, CC, and C

Obligations rated 'BB', 'B', 'CCC', 'CC', and 'C' are regarded as having significant speculative characteristics. 'BB' indicates the least degree of speculation and 'C' the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

BB

An obligation rated 'BB' is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

B

An obligation rated 'B' is more vulnerable to nonpayment than obligations rated 'BB', but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

CCC

An obligation rated 'CCC' is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

CC

An obligation rated 'CC' is currently highly vulnerable to nonpayment.

C

A subordinated debt or preferred stock obligation rated 'C' is currently highly vulnerable to nonpayment. The 'C' rating may be used to cover a situation where a bankruptcy petition has been filed or similar action taken, but payments on this obligation are being continued. A 'C' also will be assigned to a preferred stock issue in arrears on dividends or sinking fund payments, but that is currently paying.

D

An obligation rated 'D' is in payment default. The 'D' rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Egan-Jones believes that such payments will be made during such grace period. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

Plus (+) or minus (-)

The ratings from 'AA' to 'CCC' may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

NR

This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Egan-Jones does not rate a particular obligation as a matter of policy.

Short-Term (Commercial Paper) Rating Definitions

Egan-Jones views commercial paper and other short-term ratings to be of higher credit quality relative to an issuer's senior unsecured debt provided the issuer is of reasonably strong credit quality - generally investment grade. Holders of commercial paper and other short term obligations have the opportunity to exit their exposure fairly frequently compared to the traditional debt investor.

The approach we use when rating commercial paper is to start with the issuer's senior unsecured debt rating assigned by Egan-Jones and adjust the rating for additional sources of credit support. Typical sources of support include cash and marketable securities and the market value of the company's shares; both provide potential sources for short-term liquidity. Ultimately, the rating assigned is based on our qualitative view of the issuer's prospective ability to pay its obligations on time and in full.

A-1
A short-term obligation rated 'A-1' is rated in the highest category by Egan-Jones. The obligor's capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor's capacity to meet its financial commitment on these obligations is extremely strong.

A-2
A short-term obligation rated 'A-2' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor's capacity to meet its financial commitment on the obligation is satisfactory.

A-3
A short-term obligation rated 'A-3' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

B
A short-term obligation rated 'B' is regarded as having significant speculative characteristics. Ratings of 'B-1', 'B-2', and 'B-3' may be assigned to indicate finer distinctions within the 'B' category. The obligor currently has the capacity to meet its financial commitment on the obligation; however, it faces major ongoing uncertainties which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

C
A short-term obligation rated 'C' is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation.

D
A short-term obligation rated 'D' is in payment default. The 'D' rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Egan-Jones believes that such payments will be made during such grace period. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

Definitions of Financial Ratios

(Commonly Used in EJR Rating Analysis Reports)

The financial ratios are similar to those commonly used in the industry and are explained below.

Balances for Pretax Returns and Coverages: Net income from continuing operations before (1) special items, (2) minority interest, and (3) gains on reacquisition of debt, plus income taxes plus gross interest expense as defined below. (In most cases is Pretax Income plus Interest Expenses.)

EBITDA: "Balances for pretax returns and coverages" plus depreciation and amortization.

Equity: Shareholder's equity (including preferred stock) plus minority interest.

Free Operating Cash Flow: Funds from operations minus gross capital expenditures and minus (plus) the increase (decrease) in working capital (excluding changes in cash, marketable securities, and short-term debt).

Operating Cash Flow: Funds from operations minus (plus) the increase (decrease) in working capital (excluding changes in cash, marketable securities, and short-term debt).

Funds from Operations: Net income from continuing operations (i.e., before Extra Ordinary items and Discontinued Operations) plus depreciation, amortization, deferred income taxes and other noncash items.

Gross Interest: Gross interest incurred before subtracting (1) capitalized interest, and (2) interest income.

Net Rents: Gross operating rents paid less sublease income (when available).

Interest Expense: Interest incurred minus capitalized interest.

Long Term Debt: As reported, including capitalized lease obligations on the balance sheet.

Operating Income (same as EBITDA): Sales minus cost of goods manufactured (before depreciation and amortization), selling, general and administrative, research and development costs.

Total Debt: Long-term debt plus current maturities, commercial paper, and other short-term borrowings.

Coverage Ratios

R1 Pretax interest coverage = Balances for pretax returns divided by Gross Interest

R2 Pretax interest coverage including rents =   Balances for pretax returns and gross rents divided by (Gross Interest plus Gross Rents)

R3 EBITDA/interest = EBITDA divided by Gross Interest

R4 EBITDA/interest =   EBITDAR divided by Gross Interest

R5 Fixed Charge Coverage =   EBITDA plus Gross rents divided by (Gross Rents plus Gross Interest)

R5a Adjusted Fixed Charge Coverage = EBIT plus Gross rents divided by (Gross Rents plus Gross Interest)

The following Rating Transaction Matrices illustrate changes in credit ratings provided by Egan-Jones over time from the starting date indicated on the vertical axis of each matrix. The end dates are illustrated on the horizontal axis of each matrix. The instructions for Exhibit 1 require reports that show the performance of credit ratings in each class over 1 year, 3 year and 10 year periods. EJR does not have performance data for the 10 year period.

Corporate Issuers - 1 Year Transition and Default Rates

(December 31, 2013 through December 31 2014)

Credit Ratings on 12/31/13		Credit Ratings as of December 31, 2014 (Percent)																					Other Outcomes (Percent)	
Credit Rating	No. Out.	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Withdrawn
AAA	1	100	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
AA+	9	-	56	33	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	11
AA	17	-	-	82	6	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	12
AA-	39	-	-	3	72	21	-	3	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	3
A+	57	-	-	-	7	72	9	5	4	-	-	-	-	-	-	-	-	-	-	-	-	-	-	4
A	59	-	-	-	-	17	63	10	5	-	-	2	-	-	-	-	-	-	-	-	-	-	-	3
A-	100	-	-	-	-	4	17	59	10	3	-	-	-	-	-	-	-	-	-	-	-	-	-	7
BBB+	115	-	-	-	-	1	4	25	45	10	2	1	-	-	-	-	-	-	-	-	-	-	-	12
BBB	93	-	-	-	-	-	-	2	24	56	9	2	-	-	-	-	-	-	-	-	-	-	-	8
BBB-	101	-	-	-	-	-	-	1	4	26	48	7	6	1	-	-	-	-	-	-	-	-	-	8
BB+	89	-	-	-	-	-	-	-	-	7	16	52	6	2	-	-	-	-	-	-	-	-	1	17
BB	60	-	-	-	-	-	-	-	-	2	8	25	47	3	-	3	-	-	-	-	-	-	-	12
BB-	58	-	-	-	-	-	-	-	-	-	2	12	28	29	14	5	-	-	-	-	-	-	-	10
B+	61	-	-	-	-	-	-	-	-	-	-	5	5	15	41	16	2	-	-	-	-	-	-	16
B	40	-	-	-	-	-	-	-	-	-	-	-	-	5	20	40	13	-	5	-	-	-	-	18
B-	30	-	-	-	-	-	-	-	-	-	-	-	-	3	10	10	50	-	3	-	-	-	-	23
CCC+	14	-	-	-	-	-	-	-	-	-	-	-	-	-	7	-	14	29	29	14	-	-	7	-
CCC	13	-	-	-	-	-	-	-	-	-	-	-	-	-	-	8	8	8	46	-	8	-	-	23
CCC-	2	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	100	-	-	-	-
CC	9	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	11	22	-	11	-	11	44
C	5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	60	-	40
D	13	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	15	85

source: T:\SEC compliance\Form NRSRO\Form NRSRO - 2014\Rating Migration Study2014w.xlsm

URL: www/egan-jones.com\17g-7 Rating Disclosure

Corporate Issuers - 3 Year Transition and Default Rates

(December 31, 2011 through December 31 2014)

Credit Ratings on 12/31/11		Credit Ratings as of December 31, 2014 (Percent)																					Other Outcomes During on 12/31/11- 12/31/2014 (Percent)	
Credit Rating	Number Out.	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Withdrawn
AAA	0																							
AA+	11	9	45	9	27	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	9
AA	13	-	8	62	8	8	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	15
AA-	28	-	-	11	43	29	4	11	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	4
A+	65	-	-	2	20	43	18	3	3	5	-	-	2	2	-	-	-	-	-	-	-	-	-	3
A	44	-	-	-	5	14	39	20	7	2	-	7	2	-	-	-	-	-	-	-	-	-	-	5
A-	102	-	-	-	2	12	12	35	17	11	2	2	1	-	-	-	-	-	-	-	-	-	-	7
BBB+	112	-	-	-	-	4	7	21	28	18	6	1	3	-	-	-	-	-	-	-	-	-	-	13
BBB	97	-	-	-	-	2	6	12	13	29	11	11	3	4	-	-	-	-	-	-	-	-	-	7
BBB-	78	-	-	-	-	-	1	3	10	18	27	19	5	-	3	3	-	-	-	-	-	-	1	10
BB+	79	-	-	-	-	-	1	3	9	10	14	33	5	3	3	-	1	-	-	-	-	-	-	19
BB	65	-	-	-	-	-	2	5	3	9	8	17	26	3	6	5	5	-	-	2	-	-	-	11
BB-	51	-	-	-	-	-	-	2	2	8	6	10	29	10	8	6	-	6	-	-	-	-	2	12
B+	60	-	-	-	-	-	-	3	2	5	5	10	10	22	10	12	2	-	-	2	-	-	2	17
B	32	-	-	-	-	-	-	-	-	3	-	9	3	16	22	19	6	-	-	-	-	-	-	22
B-	25	-	-	-	-	-	-	-	4	-	-	4	12	4	16	24	-	8	-	-	-	-	-	28
CCC+	15	-	-	-	-	-	-	-	7	-	13	-	7	-	33	7	7	13	-	-	7	-	7	-
CCC	9	-	-	-	-	-	-	-	-	-	-	-	-	33	-	-	-	22	11	-	-	-	-	33
CCC-	4	-	-	-	-	-	-	-	-	-	-	-	-	25	25	25	25	-	-	-	-	-	-	-
CC	12	-	-	-	-	-	-	8	-	-	-	-	-	8	-	-	8	-	-	33	8	-	-	33
C	5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	40	20		40
D	24	-	-	-	-	-	-	-	-	4	-	8	4	-	4	-	-	-	-	-	-	-	33	46

source: T:\SEC compliance\Form NRSRO\Form NRSRO - 2014\Rating Migration Study2014w.xlsm

URL: www/egan-jones.com\17g-7 Rating Disclosure

Corporate Issuers - 1 Year Transition and Default Rates
(December 31, 2013 through December 31 2014)

Credit Ratings on on 12/31/13		Credit Ratings as of December 31, 2014 (Percent)							
Credit Rating	No. Out.	A1+	A1	A2	A3	B	C	Default	Withdrawn
A1+	236	69	30	1	-	-	-	-	-
A1	317	3	79	16	2	-	-	0	1
A2	88	-	6	68	17	8	-	-	1
A3	66	-	2	11	53	27	5	-	3
B	33	-	-	-	15	58	24	3	-
C	21	-	-	5	5	14	57	14	5
D	4	-	-	-	-	-	50	50	-

source: T:\SEC compliance\Form NRSRO\Form NRSRO - 2014\Rating Migration Study2014w.xlsm

URL: www/egan-jones.com\17g-7 Rating Disclosure

Corporate Issuers - 3 Year Transition and Default Rates
(December 31, 2011 through December 31 2014)

Credit Ratings on on 12/31/11		Credit Ratings as of December 31, 2014 (Percent)							
Credit Rating	Number Out.	A1+	A1	A2	A3	B	C	Default	Withdrawn
A1+	266	58	32	3	-	0	-	-	7
A1	294	8	59	16	4	1	-	0	12
A2	110	2	21	34	15	11	4	1	13
A3	86	-	8	19	27	17	5	2	22
B	53	-	15	13	13	23	9	2	25
C	35	-	-	6	23	20	14	6	31
D	42	-	5	7	2	5	2	17	62

source: T:\SEC compliance\Form NRSRO\Form NRSRO - 2014\Rating Migration Study2014w.xlsm

URL: www/egan-jones.com\17g-7 Rating Disclosure

Financial Institution Issuers - 1 Year Transition and Default Rates

(December 31, 2013 through December 31 2014)

Credit Ratings on 12/31/13		Credit Ratings as of December 31, 2014 (Percent)																					Other Outcomes (Percent)	
Credit Rating	No. Out.	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Withdrawn
AAA	0																							
AA+	0																							
AA	2	-	-	100	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
AA-	1	-	-	-	100	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
A+	6	-	-	-	17	83	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
A	15	-	-	-	-	20	80	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
A-	17	-	-	-	-	12	29	53	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	6
BBB+	15	-	-	-	-	-	13	20	53	7	-	-	-	-	-	-	-	-	-	-	-	-	-	7
BBB	12	-	-	-	-	-	8	-	-	92	-	-	-	-	-	-	-	-	-	-	-	-	-	-
BBB-	10	-	-	-	-	-	-	-	-	30	40	10	-	-	-	-	-	-	-	-	-	-	-	20
BB+	10	-	-	-	-	-	-	-	-	10	50	10	10	-	-	-	-	-	-	-	-	-	-	20
BB	7	-	-	-	-	14	-	-	-	-	-	14	71	-	-	-	-	-	-	-	-	-	-	-
BB-	1	-	-	-	-	-	-	-	-	-	-	-	-	100	-	-	-	-	-	-	-	-	-	-
B+	6	-	-	-	-	-	-	-	-	-	-	-	-	17	33	17	-	-	-	-	-	-	-	33
B	1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	100	-	-	-	-	-	-	-	-
B-	5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	80	-	-	-	-	-	-	20
CCC+	0																							
CCC	1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	100	-	-	-
CCC-	0																							
CC	2	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	100	-	-	-
C	0																							
D	4	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	100

source: T:\SEC compliance\Form NRSRO\Form NRSRO - 2014\Rating Migration Study2014w.xlsm

URL: www/egan-jones.com\17g-7 Rating Disclosure

Financial Institution Issuers - 3 Year Transition and Default Rates

(December 31, 2011 through December 31 2014)

Credit Ratings on 12/31/11		Credit Ratings as of December 31, 2014 (Percent)																				Other Outcomes During on 12/31/11-12/31/2014 (Percent)	
Credit Rating	Number Out.	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Withdrawn
AAA	0																							
AA+	0																							
AA	4	-	-	50	-	25	25	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
AA-	2	-	-	-	50	-	50	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
A+	10	-	-	10	10	30	30	20	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
A	9	-	-	-	-	22	56	-	11	11	-	-	-	-	-	-	-	-	-	-	-	-	-	-
A-	11	-	-	-	-	9	18	36	18	-	9	-	-	-	-	-	-	-	-	-	-	-	-	9
BBB+	11	-	-	-	-	27	18	18	9	9	9	-	-	-	-	-	-	-	-	-	-	-	-	9
BBB	9	-	-	-	-	-	22	11	11	33	-	22	-	-	-	-	-	-	-	-	-	-	-	-
BBB-	13	-	-	-	-	-	-	8	8	8	38	15	-	8	-	-	-	-	-	-	-	-	-	15
BB+	8	-	-	-	-	-	-	-	-	-	-	38	13	13	-	13	-	-	-	-	-	-	-	25
BB	5	-	-	-	-	-	-	-	40	20	-	-	-	20	-	-	-	-	-	-	20	-	-	-
BB-	1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	100	-	-	-	-	-	-	-	-
B+	3	-	-	-	-	-	-	-	-	-	-	-	-	-	33	-	-	-	-	-	-	-	-	67
B	1	-	-	-	-	-	-	-	-	100	-	-	-	-	-	-	-	-	-	-	-	-	-	-
B-	5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	80	-	-	-	-	-	-	-	20
CCC+	0																							
CCC	1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	100	-	-	-
CCC-	0																							
CC	0																							
C	0																							
D	7	-	-	-	-	-	-	-	-	-	-	-	-	-	14	-	-	-	-	-	-	-	29	57

source: T:\SEC compliance\Form NRSRO\Form NRSRO - 2014\Rating Migration Study2014w.xlsm

URL: www/egan-jones.com\17g-7 Rating Disclosure

Financial Institution Issuers - 1 Year Transition and Default Rates

(December 31, 2013 through December 31 2014)

Credit Ratings on on 12/31/13		Credit Ratings as of December 31, 2014 (Percent)							
Credit Rating	No. Out.	A1+	A1	A2	A3	B	C	Default	Withdrawn
A1+	26	65	35	-	-	-	-	-	-
A1	33	9	76	12	-	-	-	-	3
A2	8	13	-	63	25	-	-	-	-
A3	8	-	-	25	50	25	-	-	-
B	5	-	-	-	20	80	-	-	-
C	1	-	-	-	-	-	-	100	-
D	0								

source: T:\SEC compliance\Form NRSRO\Form NRSRO - 2014\Rating Migration Study2014w.xlsm

URL: www/egan-jones.com\17g-7 Rating Disclosure

Financial Institution Issuers - 3 Year Transition and Default Rates

(December 31, 2011 through December 31 2014)

Credit Ratings on on 12/31/11		Credit Ratings as of December 31, 2014 (Percent)							
Credit Rating	Number Out.	A1+	A1	A2	A3	B	C	Default	Withdrawn
A1+	26	73	23	-	-	-	-	-	4
A1	29	24	59	14	-	-	-	-	3
A2	14	14	50	21	7	7	-	-	-
A3	12	-	-	8	17	8	8	8	50
B	3	-	-	-	-	33	33	-	33
C	7	-	-	-	-	-	43	14	43
D	7								

source: T:\SEC compliance\Form NRSRO\Form NRSRO - 2014\Rating Migration Study2014w.xlsm

URL: www/egan-jones.com\17g-7 Rating Disclosure

Insurance Firm Issuers - 1 Year Transition and Default Rates

(December 31, 2013 through December 31 2014)

Credit Ratings on 12/31/13		Credit Ratings as of December 31, 2014 (Percent)																					Other Outcomes (Percent)	
Credit Rating	No. Out.	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Withdrawn
AAA	0																							
AA+	1	-	100	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
AA	0																							
AA-	1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	100
A+	3	-	-	-	67	33	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
A	8	-	-	-	13	13	63	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	13
A-	12	-	-	-	-	-	33	58	8	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
BBB+	6	-	-	-	-	-	-	17	67	-	-	-	-	-	-	-	-	-	-	-	-	-	-	17
BBB	6	-	-	-	-	-	-	-	33	67	-	-	-	-	-	-	-	-	-	-	-	-	-	-
BBB-	6	-	-	-	-	-	-	-	-	50	33	-	-	-	-	-	-	-	-	-	-	-	-	17
BB+	1	-	-	-	-	-	-	-	-	-	-	100	-	-	-	-	-	-	-	-	-	-	-	-
BB	4	-	-	-	-	-	-	-	25	-	-	50	25	-	-	-	-	-	-	-	-	-	-	-
BB-	0																							
B+	1	-	-	-	-	-	-	-	-	-	-	-	100	-	-	-	-	-	-	-	-	-	-	-
B	0																							
B-	0																							
CCC+	0																							
CCC	0																							
CCC-	0																							
CC	1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	100
C	1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	100
D	3	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	100

source: T:\SEC compliance\Form NRSRO\Form NRSRO - 2014\Rating Migration Study2014w.xlsm

URL: www/egan-jones.com\17g-7 Rating Disclosure

Insurance Firm Issuers - 3 Year Transition and Default Rates

(December 31, 2011 through December 31 2014)

Credit Ratings on 12/31/11		Credit Ratings as of December 31, 2014 (Percent)																					Other Outcomes During on 12/31/11-12/31/2014 (Percent)	
Credit Rating	Number Out.	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Withdrawn
AAA	0																							
AA+	0																							
AA	0																							
AA-	2	-	-	-	50	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	50
A+	2	-	-	-	-	-	50	-	50	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
A	7	-	-	-	14	29	29	14	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	14
A-	9	-	-	-	-	-	44	44	11	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
BBB+	9	-	-	-	-	-	11	33	33	11	-	-	-	-	-	-	-	-	-	-	-	-	-	11
BBB	4	-	-	-	-	-	-	-	50	50	-	-	-	-	-	-	-	-	-	-	-	-	-	-
BBB-	5	-	-	-	-	-	-	-	-	20	40	20	-	-	-	-	-	-	-	-	-	-	-	20
BB+	2	-	-	-	-	-	-	-	50	50	-	-	-	-	-	-	-	-	-	-	-	-	-	-
BB	1	-	-	-	-	-	-	-	-	100	-	-	-	-	-	-	-	-	-	-	-	-	-	-
BB-	0																							
B+	1	-	-	-	-	-	-	-	-	-	100	-	-	-	-	-	-	-	-	-	-	-	-	-
B	0																							
B-	1	-	-	-	-	-	-	-	-	-	100	-	-	-	-	-	-	-	-	-	-	-	-	-
CCC+	0																							
CCC	0																							
CCC-	0																							
CC	1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	100
C	2	-	-	-	-	-	-	-	-	-	-	-	50	-	-	-	-	-	-	-	-	-	-	50
D	4	-	-	-	-	-	-	-	-	-	-	-	-	25	-	-	-	-	-	-	-	-	-	75

source: T:\SEC compliance\Form NRSRO\Form NRSRO - 2014\Rating Migration Study2014w.xlsm

URL: www/egan-jones.com\17g-7 Rating Disclosure

Insurance Firm Issuers - 1 Year Transition and Default Rates

(December 31, 2013 through December 31 2014)

Credit Ratings on on 12/31/13		Credit Ratings as of December 31, 2014 (Percent)							
Credit Rating	No. Out.	A1+	A1	A2	A3	B	C	Default	Withdrawn
A1+	9	78	22	-	-	-	-	-	-
A1	16	6	75	19	-	-	-	-	-
A2	6	-	-	83	17	-	-	-	-
A3	7	-	-	-	57	43	-	-	-
B	1	-	-	-	-	100	-	-	-
C	0	-	-	-	-	-	-	-	-
D	2	-	-	-	-	-	-	100	-

source: T:\SEC compliance\Form NRSRO\Form NRSRO - 2014\Rating Migration Study2014w.xlsm

URL: www/egan-jones.com\17g-7 Rating Disclosure

Insurance Firm Issuers - 3 Year Transition and Default Rates

(December 31, 2011 through December 31 2014)

Credit Ratings on on 12/31/11		Credit Ratings as of December 31, 2014 (Percent)							
Credit Rating	Number Out.	A1+	A1	A2	A3	B	C	Default	Withdrawn
A1+	10	50	50	-	-	-	-	-	-
A1	17	6	71	6	-	-	-	-	18
A2	6	-	50	50	-	-	-	-	-
A3	4	-	25	75	-	-	-	-	-
B	2	-	50	50	-	-	-	-	-
C	0								
D	5	-	-	-	20	-	-	-	80

source: T:\SEC compliance\Form NRSRO\Form NRSRO - 2014\Rating Migration Study2014w.xlsm

URL: www/egan-jones.com\17g-7 Rating Disclosure